02051629

Mirae

P.E 8.1.02

Mirae Corporation
#9-2, Cha Am-Dong, Chun An City,
Chung Chong Nam-Do, 330-200 Korea
Tel : (0417)554-5070
Fax : (0417)559-8737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of [August], 2002

MIRAE CORPORATION
(Translation of registrant's name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
REPUBLIC OF KOREA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (✓) No Form 40-F ( )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ( ) No (✓)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Mirae

Mirae Corporation
#9-2, Cha Am-Dong, Chun An City,
Chung Chong Nam-Do, 330-200 Korea
Tel : (0417)554-5070
Fax : (0417)559-8737

The registrant files with the Korea Securities Exchange the notice dated August 9, 2002. Attached is English language version of the notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2002

By______________________
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

Mirae

Mirae Corporation
#9-2, Cha Am-Dong, Chun An City,
Chung Chong Nam-Do, 330-200 Korea
Tel : (0417)554-5070
Fax : (0417)559-8737

The following table sets forth the Treasury stock trust extension with Korean Exchange Bank.

1. The Name of Contract	Treasury stock trust contract extension			
2. The Purpose of Contract	The stock price stabilization			
3. The Amount of Contract	Initial amount (Won)	10,000,000,000		
	Extension amount (Won)	5,000,000,000		
4. Institution	Korean Exchange Bank			
5. The Date of Initial Contract	August 10, 2001			
6. The Duration of Contract Extension	Start Date	August 10, 2002		
	End Date	February 10, 2003		
7. Target Date of Contract		August 12, 2002		
8. Status of Treasury stock Before the Extension	i. Requisite thru tender offer or open market	Common shares	1,505,180	1.2%
		Preferred shares	0	0
	ii. Requisite thru treasury stock trust	Common shares	0	0
		Preferred shares	0	0
9. Initial treasury stock trust		Institution	Korean Exchange Bank	
		Amount (Won)	10,000,000,000	
9. Date of Decision (by Board of Directors)		August 9, 2002		
- Attendance of Independent Directors		Yes: 1	No: 1	
- Attendance of Auditor		No		
10. Others		N/A		